

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

17 May 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 205



Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 17th of May 2006, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan-Lane

Karen Houlihan-Lane
Company Secretarial Assistant
MyTravel Group plc

Enclosures

dw 5/24

part of MyTravel group

MyTravel Group plc.
Registered Office
Holiday House, Sandbrook Park, Sandbrook Way,
Rochdale, Lancashire OL11 1SA

Registered in England.

UBS Investment Bank

UBS AG
100 Liverpool Street

Legal & Compliance Europe
100 Liverpool Street
London
EC2M 2RH
Tel. +44-20 7568 4981
Fax +44-20 7567 9899

www.ubs.com

Strictly Private & Confidential

Company Secretary
My Travel Group PLC
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale
Lancahire
OL11 1SA

Fax: 01706 742117

15th May 2006

Dear Sir/Madam,

Section 198 Companies Act 1985

Pursuant to Section 198 of the Companies Act 1985 we write to inform you that as at the close of its business on 12th May 2006, UBS AG, acting through its business group and legal entities detailed below, had an interest in 18,214,145 Ordinary shares of My Travel Group PLC, representing 3.97 per cent of the issued share capital of the Company (458,501,058).

None of the Relevant Shares are shares in which UBS AG is interested by virtue of Section 208(5) of The Act.

UBS business group / legal entity	Breakdown of position held (%)	
UBS Global Asset Management Life Ltd	707,907 shares	0.15%
UBS AG London Branch	17,506,238 shares	3.82%
UBS AG - Total	**18,214,145 shares**	**3.97%**

If you require any further information concerning this notification, please contact Nimisha Sachdev in the EMEA Compliance Department of UBS AG London Branch on Tel: +44 20 7568 9289.

Yours faithfully,





CJ Rinaldi
Executive Director
Compliance

Angela Huff
Associate Director
Compliance

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

UBS AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

UBS AG through the following group and legal entities:

UBS Global Asset Management Life Ltd	707,907
UBS AG London Branch	17,506,238
Total	18,214,145

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary Shares

10. Date of transaction

12 May 2006 ✓

11. Date company informed

16 May 2006 ✓

12. Total holding following this notification

18,214,145 30p Ordinary Shares ✓

13. Total percentage holding of issued class following this notification

3.97% of the 30p ordinary shares ✓

14. Any additional information

None of the relevant shares are shares in which UBS AG is interested by virtue of Section 208(5) Companies Act 1985 ✓

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142 ✓

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux , Assistant Company Secretary ✓ 

Date of notification

17 May 2006 ✓